BOSTON SCIENTIFIC CORPORATION
                                                               Host:  Larry Best
                                                    June 29, 2001/12:30 p.m. CDT
                                                                          Page 1






                          BOSTON SCIENTIFIC CORPORATION

                                  June 29, 2001
                                 12:30 p.m. CDT



Moderator                  Ladies and gentlemen, thank you for standing by.
                           Welcome to the Boston Scientific Corporation conference call. At this time all participants are in a listen-only mode. Later we will conduct a question and answer sessions. Instructions will be given at that time. As a reminder, this conference is being recorded.

                           I would now like to turn the conference over to the Chief Financial Officer of Boston Scientific, Mr. Larry Best. Please go ahead, sir.

L. Best Thank you and good afternoon. The purpose of the call today is to address our announcement earlier today of the acquisition or the agreement, definitive agreement that we reached with Cardiac Pathways to acquire Cardiac Pathways. On the call today with me we have Tom Cohen, who is our President of EP Technologies, a division of Boston Scientific; we have Paul Laviolett, who is the Senior Vice President with Boston Scientific

                                                   BOSTON SCIENTIFIC CORPORATION
                                                               Host:  Larry Best
                                                    June 29, 2001/12:30 p.m. CDT
                                                                          Page 2


                           and also President of our Cardiovascular Division and franchise. We're pleased to have Tom Prescott who is the Chief Executive Officer of Cardiac Pathways, who we've worked very closely with over the last several weeks and months to accomplish what we announced today.

                           I will have some brief prepared remarks, I'll turn it over to Tom Cohen to go over strategic rationale. Paul Laviolett will also add his commentary on the strategic direction of our cardiovascular business as it relates to our EP business. Then we'll ask Tom Prescott to talk a little bit about how he sees this combination and the advantages of it.

                           Before I go forward, I'll ask Paul Donovan, our Senior Vice President of Corporate Communications to read the Safe Harbor clause.

P. Donovan                 Thank you, Larry. This conference call contains
                           forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities
                           Litigation Reform Act of 1995. Boston Scientific and
                           Cardiac Pathways wish to caution participants that actual results may differ from those discussed in the forward-looking statements and may be adversely effected by, among other things, the inability to obtain or meet conditions opposed for regulatory approvals; the risk that Boston Scientific and

                                                   BOSTON SCIENTIFIC CORPORATION
                                                               Host:  Larry Best
                                                    June 29, 2001/12:30 p.m. CDT
                                                                          Page 3


                           Cardiac Pathways' businesses will not be integrated successfully; risks associated with new product development and commercialization; clinical trials, competitive offerings, each company's overall business strategy and other factors described in each company's filings with the Securities & Exchange Commission.

L. Best                    Thank you, Paul. Let me begin.

                           Boston Scientific and Cardiac Pathways Corporation today announced the signing of a definitive agreement for Boston Scientific to acquire Cardiac Pathways in an all cash transaction for a purchase price of approximately $115 million or $5.27 per share. The transaction, which will be accomplished by a cash tender offer and a follow on merger, is expected to close in the third quarter of 2001. The tender offer for the common shares of Cardiac Pathways is expected to commence in early July and is conditioned upon approval by regulatory authorities and other customary conditions. Management and certain stockholders of Cardiac Pathways, holding the majority of Cardiac Pathways voting securities, have agreed to support the acquisition by tendering their common shares into the tender offer or selling their securities to Boston Scientific. The Cardiac Pathways Board has unanimously voted to recommend the tender offer. Boston

                                                   BOSTON SCIENTIFIC CORPORATION
                                                               Host:  Larry Best
                                                    June 29, 2001/12:30 p.m. CDT
                                                                          Page 4


                           Scientific expects the acquisition to be modestly dilutive to earnings in 2001.

                           This acquisition can be put in the category of another acquisition that is driven by Boston Scientifics' goal of continuing to lead globally the area of interventional medicine, primarily based on catheter-based therapies. We're very proud and excited about the Cardiac Pathways combination into Boston Scientific.

                           Let me give you some perspective on the financial side of this. We're very enthusiastic about the technology platform that the employees of Cardiac Pathways has built over the past several years, both their Chilli Catheter that you'll hear more about and their localization/navigational technology.

                           We think that by combining that business with Boston Scientific and joining the two teams, incremental revenues in 2002 should approach somewhere in the neighborhood of $22 million. In 2003, we hope to see that incremental revenue grow to close to $35 million in incremental revenues. The gross margins on this in the early areas on this incremental business will range in the 50-60% of sales.

                                                   BOSTON SCIENTIFIC CORPORATION
                                                               Host:  Larry Best
                                                    June 29, 2001/12:30 p.m. CDT
                                                                          Page 5



                           We expect in the integration phase in 2001, after closing, that the transaction will have somewhere in the neighborhood of one cent dilution to Boston Scientifics' 2001 EPS. We hope in 2002 that we can neutralize the transaction, but if we do achieve goals of $22 million incremental, it probably will be somewhere between neutral to a penny a share dilutive. And, of course, we're hoping to do better than $22 million, but the $22 million seems like a good estimate at this point.

                           Now, what does that mean to EP Technologies? The combined division of EP Technologies in 2002, our goal is to see sales in excess of $125 million on a combined basis and in 2003 we hope to see that move up handsomely to a sales number of approximately $165 million to $170 million, with gross margins in the 60% range. The combination of these two companies we think provides a clear leadership position in the therapeutic side of catheter-based ablation.

                           Now, the transaction is a cash transaction. It's $115 million in cash. At the time of closing, we expect that Cardiac Pathways in their balance sheet will have somewhere between $15-20 million in cash. There's also $30 million in net operating loss carry forwards that we think are useable. The

                                                   BOSTON SCIENTIFIC CORPORATION
                                                               Host:  Larry Best
                                                    June 29, 2001/12:30 p.m. CDT
                                                                          Page 6



                           net present value of those to Boston Scientific is in the neighborhood of $5 million. So we're looking for net of our cash transaction somewhere in the neighborhood of $15-20 million in cash with $5 million net present value of the NOL. That's factored into our valuation model and the decision to move forward.

                           Let me now turn it over to Tom Cohen, President of EP Technologies, who has really led the charge here to embrace this transaction. He'll try to give you his strategic vision for EP today and going forward. Tom?

T. Cohen Good morning, good afternoon. We just finished meeting with our folks over at EP Technologies and the organization, it's fair to say, is quite jazzed about the planned acquisition. We're also very excited about the investment that BSC is making in our business and in our future.

                           The strategic rationale, principally, revolves around two key products or technology platforms at Cardiac Pathways. The first one is an ablation technology. The product is called the Chilli. It is a patented, fluid Cooled Ablation System. The value of a fluid Cooled Ablation System is the ability to create larger, deeper lesions, which are particular important in areas such as ventricular tachycardia ablation.

                                                   BOSTON SCIENTIFIC CORPORATION
                                                               Host:  Larry Best
                                                    June 29, 2001/12:30 p.m. CDT
                                                                          Page 7


                           By virtue of their VT approval, Cardiac Pathways now brings a new indication to our portfolio as well as representing a market exclusive today. The Chilli Catheter is the only fluid Cooled Ablation System available in the United States. We expect that that will be the case for some time to come yet. We think that this product has tremendous opportunity for expansion in the future in treating more complex arrhythmias of ventricular tachycardia, of atrial flutter and atrial fibrillation.

                           The second technology is the RPM Realtime Positioning Management System which is a fully integrated recording, mapping system and catheter navigation based on ultrasound technology. The RPM system allows us to navigate catheters in 3D space without the use of fluoroscopy with pinpoint accuracy. The RPM technology is in the initial stages of introduction into the marketplace. Clinicians are quite excited about this. We at EP Technologies have been working toward the integration of a navigational localization technology into our market leader Blazer product for some time, but this really accelerates our time to market significantly as the RPM System is current available and it is on the Chilli Catheter as well.

                                                   BOSTON SCIENTIFIC CORPORATION
                                                               Host:  Larry Best
                                                    June 29, 2001/12:30 p.m. CDT
                                                                          Page 8


                           So those are the two key rationale for moving forward with this. So, really in quick summary fashion, we believe the combination of the two organizations will greatly accelerate our sales and profit picture. They are an exciting new technologies to the clinicians out there. They are aimed at complex arrhythmias, which is really the fastest growing segment of the EP Ablation business today and into the foreseeable future. The combined R&D organizations, as Cardiac Pathways brings in new core capabilities to us, is very complementary. It strengthens our leadership position in the therapeutic market. It provides us, we feel, technological leadership in the two very important areas of large lesion generation as well as 3D navigation/localization. And as you look at the combined intellectual property portfolio, it's most impressive at over 300 issued patents.

P. Laviolett               Thanks, Tom. I just want to spend another minute
                           commenting on the broader cardiovascular perspective and what role electrophysiology plays now for Boston
                           Scientific. As you're well aware, we provide products in interventional cardiology, peripheral vascular intervention, interventional neuroradiology and catheter-based electrophysiology. And within that group, electrophysiology is today our fastest growing segment. It maintains a growth rate today in excess of 20% and we certainly anticipate

                                                   BOSTON SCIENTIFIC CORPORATION
                                                               Host:  Larry Best
                                                    June 29, 2001/12:30 p.m. CDT
                                                                          Page 9


                           this combination will add an acceleration to that growth over time, primarily because of the increased reach we'll have in the faster growing segments of catheter-based electrophysiology, the combination of indications that the two companies provide, and the overall acceleration to procedural growth that these technologies ultimately enable.

                           I think this is also a clear statement in our belief in catheter-based interventions for Rhythm Management. We see an increased logic in the pairing of interventional cardiology and electrophysiology as catheter-based therapies become more and more accepted and more and more definitive. That is enabled significantly by the technology available in sophisticated navigation and definitive therapies as provided by ablation procedures from Cardiac Pathways and EPT Technologies.

                           Tom has alluded to some of the synergies and technology leverage available. Clearly, the sales and marketing reach of Boston Scientific's Cardiovascular organization will stimulate growth. We have a combined presence now in the United States that's impressive. But perhaps, more importantly, the international distribution reach made available through these technologies through Boston Scientific Worldwide will clearly be of benefit. We've got now increased combinations in installed capital

                                                   BOSTON SCIENTIFIC CORPORATION
                                                               Host:  Larry Best
                                                    June 29, 2001/12:30 p.m. CDT
                                                                         Page 10


                           equipment base, sales force and clinical specialist capabilities, development capabilities and clearly adding navigation qualities to a large catheter business and perhaps most importantly, a great set of people from Cardiac Pathways joining a great set of people at EPT. So we feel there's a great list of operating synergies, technology, leverage, fueled in part by the inherent growth in EP, the incremental segment growth that we're focused in, and the broadest combination of interventional cardiology and catheter-based electrophysiology available in the industry.

                           Let me turn it over to Tom.

T. Prescott                Thanks, Paul. I guess if you just listened to that,
                           you've heard three different people describe what sounds like a very complementary, strategic fit; one where we're connecting outstanding technologies, especially that we've been able to accelerate over the last couple of years with a refocus on commercializing these technologies that had long been inside the walls of Cardiac Pathway; having the opportunity for this team to connect those technologies with the tremendous resources at Boston
                           Scientific was an overwhelming factor in one of our desires to go forward and certainly played heavily in Boston Scientific's decisions about what this was worth to them.

                                                   BOSTON SCIENTIFIC CORPORATION
                                                               Host:  Larry Best
                                                    June 29, 2001/12:30 p.m. CDT
                                                                         Page 11



                           We're very excited about it. We've looked at them as the team to beat in ablation. They've had the best products, the best support, the best field team out there. And when we've thought about who we had to go head to head with, they were right up there. So, I think there's virtually no product overlaps. This provides an opportunity to accelerate Chilli growth and it provides an opportunity to dramatically accelerate the adoption of RPM.

                           The second thing that seems really compelling here is there's real excitement here with our employees. And many times with acquisitions, there seems to be a winner and a loser. This is clearly a case where we have a company in Boston Scientific that has a strong commitment to the Silicon Valley and to the San Francisco Bay area, both in terms of yielding innovation and new products and new technologies as well as substantial manufacturing network. Many of our employees have either spent time at either Target facilities or at EPT, so Boston Scientific is looked at as an employer of choice. So whether this is a person in operations that is a skilled assembler, whether this is a software engineer, this is clearly not an example where people need to be immediately worrying about their jobs. This provides great opportunities for our employees to grow. And as the

                                                   BOSTON SCIENTIFIC CORPORATION
                                                               Host:  Larry Best
                                                    June 29, 2001/12:30 p.m. CDT
                                                                         Page 12


                           plans play out here and this thing gets finished and the integration gets underway, I believe there's going to be great opportunities for employees and great opportunities for technologies to be accelerated. And at the end of that day what that really yields is better tools for our physicians and better treatments for our ultimate customers, the patients.

                           I guess that takes me to the last thought and that is that Cardiac Pathways has been around since '91 and it's had a very technology-centric focus. The work we've done over the last couple of years to get the company really headed towards commercialization of some of this great technology. The things that we worked so hard at as a small company are the things that Boston Scientific does very, very well. And so I think the overwhelming opportunity here is to connect this great technology with these resources. And in most cases, both in terms of the Chilli platform as well as RPM and some of the things that the market hasn't seen, the sky's the limit, I think, given the commitment, the overall strategic plan for Boston Scientific and the desire to provide great products for other customers, the interventional cardiologists and EP physicians. So I really think that they're just starting to scratch the surface and we're very, very excited at this end to become part of the Boston Scientific family.

                                                   BOSTON SCIENTIFIC CORPORATION
                                                               Host:  Larry Best
                                                    June 29, 2001/12:30 p.m. CDT
                                                                         Page 13


L. Best                    Thank you, Tom. Thank you, Tom and thank you, Paul.
                           Let me turn it over for questions at this point.

Moderator                  Our first question comes from Tim Lee with Merrill
                           Lynch.

T. Lee Just a couple of questions. In terms of the revenue projections, can you kind of give us a sense of the mix between the Chilli and the RPM on that front? Second, on the Chilli, even though it's indicated for VT's, it's my understanding that there's quite a bit of off label flutter use. Can you kind of give us a sense of how large the a-flutter market could potentially be?

L. Best Obviously we're not going to address off-label use to any great degree, but, Tom, do you want to address that questions first and I'll follow up?

T. Cohen Tim, in terms of the mix between RPM and Chilli sales, you can't really think of them as RPM being the instrumentation side and Chilli being the catheter side, there is already a convergence of those technologies. So a Chilli catheter that has the ultrasound transducers placed on them is basically considered a Chilli RPM catheter. So our plan really here is to drive the catheter sales. As you well know, selling instrumentation capital equipment is not the easiest thing in the US market. There are a number

                                                   BOSTON SCIENTIFIC CORPORATION
                                                               Host:  Larry Best
                                                    June 29, 2001/12:30 p.m. CDT
                                                                         Page 14


                           of ways that you can approach that. But the primary focus here will be how can we get RPM installs to help drive the catheter sales. I might ask Tom to elaborate on that a little bit since they've been the architect of that strategy, but specifically we're looking at transitioning from straight Chilli non-RPM sales to Chilli with the RPM navigation capability on it. But the predominant sales will be coming from catheter sales and not from instrumentation sales.

T. Prescott                It's a great set up, Tom. Tim, the specific pattern
                           we're seeing, first of all, almost all of our revenue
                           today is catheters, is disposal streams of catheters.
                           We have very little equipment revenue in our base.
                           What Tom just described is starting to happen in
                           higher volume accounts. And in fact, many times when
                           these doctors get into these cases, they get into a
                           case, it becomes difficult, they start escalating the
                           technology they're using to address that case and
                           they start pulling multiple catheters off the shelf
                           and they're per case cost goes up. And so what we're
                           starting to see is, while there's even a question
                           about a case being more complex or difficult, we have
                           some accounts that are literally putting in a Chilli
                           RPM to start with as the primary ablation tool in the
                           even they decide they need to start to use RPM in the
                           case. ...in the case, the only thing they have to do,
                           the only incremental cost is the less expensive diagnostic catheters

                                                   BOSTON SCIENTIFIC CORPORATION
                                                               Host:  Larry Best
                                                    June 29, 2001/12:30 p.m. CDT
                                                                         Page 15


                           equipped with the RPM technology they then slip in and then they set up the RPM system. So the idea for them, and I think as I've understood the plan, they want to make it as easy as possible for the clinician to scale the level of treatment to the case. I think as ultimately the technology platforms get merged and this technology is available with their tools, the Blazers, the other diagnostic tools, that just becomes easier and easier for the clinician to make happen.

T. Lee As a quick follow up. The one on the flutter side, can we anticipate a clinical trial for a-flutter indication? And second, on the RPM front, what's your current install base?

L. Best I'll let Tom answer the install base. Let me get back to you here, Tim, on the size of the a-flutter market as we have sized it up on a worldwide basis right now. We estimate that approximately 20% of all the ablations done on a worldwide basis are for atrial flutter and that's growing at about 25% per annum. So it's actually the fastest growing segment of the total ablation market.

                           As far as the off-label use, it's not appropriate, I addressed that; however, we will be looking at plans for whether or not it would make sense for us

                                                   BOSTON SCIENTIFIC CORPORATION
                                                               Host:  Larry Best
                                                    June 29, 2001/12:30 p.m. CDT
                                                                         Page 16


                           to go forward with Chilli in an atrial flutter clinical trial as we currently have a system in clinical trial for atrial flutter as well. So we are hopeful of receiving an indication for atrial flutter. So I'm not trying to dodge your question, we haven't spent a lot of time thinking about that at this stage.

T. Cohen The other thing to note is that Tom Prescott and the Cardiac Pathways team achieved just under $7 million in sales in their fiscal 2000 operating year and they most likely will end this fiscal year with over $13 million in sales, so almost a doubling of sales in the last 12 months by Tom and his team.

                           We think by just putting this momentum into EPT and a broader sales and marketing force that it certainly is realistic to think we could move $13 million base up $9 million to around $22 million in the next 12 months. We'd like to think that's a conservative goal, but there's much to be done here in integrating the two platforms and the two teams.

Moderator                  Our next question is from Mike Weinstein with JP
                           Morgan.

                                                   BOSTON SCIENTIFIC CORPORATION
                                                               Host:  Larry Best
                                                    June 29, 2001/12:30 p.m. CDT
                                                                         Page 17


M. Weinstein               Help us out. I guess it wasn't clear from our
                           standpoint on how there's not a fair amount of overlap on the RF catheter side, given the rather parallel tracks for pursuing AF and flutter over the last couple of years. Maybe you can walk us through that better.

L. Best Let me try to tee up that first. First, the majority of Boston Scientific EPT business today is focused on therapeutic as opposed to diagnostics. In the therapeutic market our principle focus has been the SVT market. Second focus has been atrial fibrillation and most of our dollars and cents have been put into the a-fib market.

                           Cardiac Pathways has put a lot of their money and effort into, first, the treatment of VT. Their approval is a VT approval and a different segment than a-fib or a-flutter. So there's multiple growth markets here. Cardiac Pathways first went for an approval on the VT market and Boston Scientific has gone to SVT and then into a-fib. So it really is not much overlap, but far more complementary technology in terms of the platform.

M. Weinstein               I thought, as I understood it, most of the research
                           efforts, and maybe I'm out of date here, at both sides in the last 2-3 years have been on the AF side of the business. Maybe you can just clarify whether work is as well

                                                   BOSTON SCIENTIFIC CORPORATION
                                                               Host:  Larry Best
                                                    June 29, 2001/12:30 p.m. CDT
                                                                         Page 18


                           on pulmonary vein ablation and the efforts of both companies on that front.

L. Best Let me clarify again. Cardiac Pathways does not have a clinical trial today that I'm aware of on a-flutter. We have a clinical trial on a-flutter. So the clinical paths are complementary, not overlapping.

                           Now on the pulmonary question, Tom or Tom?

T. Cohen On the pulmonary focal a-ablation, we are moving forward with vigor on our development program. We believe that we have a good design, it's a different design, I'm not at liberty to discuss it, and we are hopeful of filing our IDE in the fourth quarter of this year to become a feasibility trial for pulmonary vein ablation for focal AF. So there is no collision there in terms of the development efforts, in terms of technology conflicts with Cardiac Pathways. It's very clean in that respect.

T. Prescott                Maybe just to amplify that, the company went through
                           a huge effort for a very long time with trying to obtain a very, very difficult label to be able to use on the left side and got VT. Certainly, there has been off-label use of the product. It's not something the company's ever promoted. There

                                                   BOSTON SCIENTIFIC CORPORATION
                                                               Host:  Larry Best
                                                    June 29, 2001/12:30 p.m. CDT
                                                                         Page 19


                           has been a number of publications on use of Chilli for flutter and other things.

                           The way we look at it is we, with RPM and Chilli, we have created a set of tools that are useful in a broad number of places. And as a small company, we had to pick our spots. We certainly weren't going to bite off another clinical and I think the opportunity exists for Boston Scientific to understand the best ways to deploy the collective set of technologies, including their franchise, their product line of R&D and clinicals, and these new tools as well as things that we have in our pipeline that others don't know about. So that's one of the great opportunities this combined team's going to have to work through that we hope can bring the right set of tools out with the right kind of label indications to help these docs.

Moderator                  We go to the line of Paul Glazer with Glazer Capital
                           Management.

P. Glazer                  I don't know if you went over this previously, but
                           can you talk about the genesis of the transaction?
                           How did the two companies find each other?

L. Best The device world is very small. Boston Scientific has a practice in the markets we serve, which are six major franchise with leadership positions,

                                                   BOSTON SCIENTIFIC CORPORATION
                                                               Host:  Larry Best
                                                    June 29, 2001/12:30 p.m. CDT
                                                                         Page 20


                           of frankly following the market day in and day out and everyone who's emerging in it. Our discussions with Cardiac Pathways management goes back many, many years. We've followed Cardiac Pathway's progress I would say over the last three to five years and have known a lot of the management at Cardiac Pathways. So, our discussions and our dialogue have been long-term. It got more serious in the last two or three or four months as, frankly, we saw the physicians, the electrophysiologists start to be very enamored with the liquid cooled ablation technology, especially for the advanced arrhythmias. We actually were struck by the growing recognition that this is going to be a leadership platform down the road. So it complemented our base so well and our goal is in every market we're in our goal is always the same goal, and that is to be number one globally. The advantage of their technology with Boston Scientific is we have a very fast growing EP business globally, not just in the US. Our growth in Japan, Europe and intercontinental countries is quite impressive. So we can accelerate this technology to market, we can accelerate this technology and the evolution of it with basically deeper resources in the R&D area, and so that's what we hope to do. But the discussions have been over a long period of time.

Moderator                  We now go to the line of Kim Nelson with US Bancorp
                           Piper Jaffray.

                                                   BOSTON SCIENTIFIC CORPORATION
                                                               Host:  Larry Best
                                                    June 29, 2001/12:30 p.m. CDT
                                                                         Page 21


K. Nelson                  Question for Larry. Larry, could you be a little bit
                           more definitive on the 2002 dilution impact? You said
                           $22 million may or may not be dilutive.

L. Best On a $22 million incremental base, based on the transaction, we haven't allocated the purchase price, that's frankly one of the two variables. One, we hope we can do better than the $22 million. As I said, they're closing out their fiscal year of June as of today, with around $13 million in revenue. Putting that platform and that portfolio into a larger force, it's not unrealistic to add say $9 million. So we're hoping to do better than $22 million, but on a $22 million goal, and just guestimating how the purchase price would be allocated, it shows just about a one cent dilution.

K. Nelson                  What level would it have to reach to be definitively
                           neutral?

L. Best Two things. We have to take a harder look at their research and development portfolio. There probably will be a significant R&D assessment and there may be a write-off there which then affects obviously your accounting going forward. We haven't got that deep into the R&D portfolio in terms of assessing and valuing it. So that's a question mark.

                                                   BOSTON SCIENTIFIC CORPORATION
                                                               Host:  Larry Best
                                                    June 29, 2001/12:30 p.m. CDT
                                                                         Page 22


                           But to make it potentially neutral, we probably would have to do closer to $30 million.

K. Nelson                  Then a question for Tom. Can you tell me what the
                           cost is of the capital you have to use both for the Chilli and the RPM System and combined? What does it cost you to place that equipment in an account?

T. Prescott                I'd rather not talk about our cost.

K. Nelson                  Well, price or hardware. You obviously don't sell it
                           outright.

T. Prescott                We kind of capture that in terms of the net growth
                           margins that we wind up reporting, but the practical matter is, we do sell some of these systems. I think there was a question earlier by Tim Lee that I'm not sure I ever got to, I apologize, we have around 50
                           RPM Systems installed worldwide and about 30 of those are in the US. That's consistent with the forecast and guidance we've given before.

                           So, where those are placed, they are placed in high volume accounts where there's a minimum up charge on a catheter placement. The volume and

                                                   BOSTON SCIENTIFIC CORPORATION
                                                               Host:  Larry Best
                                                    June 29, 2001/12:30 p.m. CDT
                                                                         Page 23


                           the up charge is more than sufficient enough to return the capital nicely to the business. For just a Chilli, the dynamic in the EP market for many years has been the placement of generators. I think working with Boston Scientific there are some opportunities to dramatically accelerate this business without necessarily having to accelerate the number of generators you have to put out there to consumer catheters, which makes it more productive for the hospitals, it makes it more productive for the firm. So I'm not going to answer your question as directly as you'd probably like, Kim, but I would probably say our costs on the hardware systems for RPM are very consistent with other firms of our size and other equipment in the same kind of level of complexity.

K. Nelson                  You said 50 RPM accounts have been installed. How
                           many Chilli's?

T. Prescott                We've got 130-140 Chilli accounts active in the US
                           and a number more outside the US.

K. Nelson                  Great. Thanks a lot.

Moderator                  Our next question comes from the line of Kurt Kruger
                           with Banc of America.

                                                   BOSTON SCIENTIFIC CORPORATION
                                                               Host:  Larry Best
                                                    June 29, 2001/12:30 p.m. CDT
                                                                         Page 24


K. Kruger                  Hi, guys. Gee, Larry, you've got the cutting balloon,
                           you've got the new $9 million for this. If you don't watch out, you're going to become a growth company.

L. Best                    Well, we're actually concerned about that.

K. Kruger                  I had a question about Cardiac Pathways help in your
                           principle market I guess for EP, which is AV and RT and WPW, does the new company bring any technology to bear on those indications?

T. Cohen The answer is yes, and I think it does a number of things. Although there is a not an SVT indication for the Chilli product, there's a VT indication, the technology is very, very intriguing to the physicians. It gives us an opportunity as we look into the future and anticipate that the US ablation market will in fact segment. It will segment with temperature control ablation and fluid cooled ablation. The preferred embodiment of that fluid cooled ablation is really the Chilli catheter as opposed to irrigated or showerhead designs.

                                                   BOSTON SCIENTIFIC CORPORATION
                                                               Host:  Larry Best
                                                    June 29, 2001/12:30 p.m. CDT
                                                                         Page 25


                           But I think what it does for us, it gives our combined sales organization a whole new level of excitement and reason to speak with the clinician. So it does definitely have some halo pull through effect on our products. It's our expectation that the Blazer, until we can get navigation capability and other some other things, will still be the principle workhorse on our ablation line. We'll continue to build the Chilli position in the marketplace as a premium, unique patented technology.

K. Kruger                  Does reusability still plague the industry at all or
                           does the Chilli not suffer from reusability at all?

T. Cohen The reusability is still a bit of an issue in the marketplace; however, there have been strides me from the standpoint that the FDA has issued guidelines. As of now, we're expecting by the middle of August to determine whether or not any of the reprocessors have met the requirements for an original PMA, the ability, therefore, to reprocess therapeutic catheters. I can't really predict what the outcome is, but in the meantime, a lot of accounts in the country have in fact converted from reuse to single use. There's still accounts that are reusing as the reprocessors that have filed PMA's are able, in this grace period, to continue to reprocess ablation and diagnostic catheters.

                                                   BOSTON SCIENTIFIC CORPORATION
                                                               Host:  Larry Best
                                                    June 29, 2001/12:30 p.m. CDT
                                                                         Page 26


L. Best Tom, is it fair to say that the Chilli catheter technology is a bit harder to reuse because of the....?

T. Prescott                Yes, what we understand, reuse has been driven by a
                           number of things. Number one, we think the economic hardships in the hospitals themselves, and these are complex products that cost them a lot of money. What we've found is that, number one, a Chilli does not typically get reused. It has multiple lumens in a recirculating path that is saline and it typically does not get reused. And secondly, given the general effectiveness of the product, when they use it to pull it out for a difficult case and they get that case resolved quickly and easily, there's a whole lot less pressure to try to yield more uses out of that product. So I think it's the combination of both the high effectiveness, the clinical effectiveness they see on the front line as well as the fact that if somebody looks at that product and says, "I don't want to try to resterilize this" it's the combination of those two effects.

Moderator                  Our next question is from Glenn Recin with Morgan
                           Stanley.

G. Recin Just a couple of clarifications. When you talk about it might be dilutive in 2002, that's assuming goodwill...expense on the income statement?

                                                   BOSTON SCIENTIFIC CORPORATION
                                                               Host:  Larry Best
                                                    June 29, 2001/12:30 p.m. CDT
                                                                         Page 27


L. Best                    Yes.

G. Recin Can you comment on the size of the combined EP sales force right now with the addition?

T. Cohen Well, we certainly have to go through an integration, a careful and thoughtful integration process of the two field sales organizations. If you were to simply take the additive approach right now, in the United States Cardiac Pathways has approximately 21 people in their field sales organization, which is comprised of about 15 clinical specialists and 5 sales reps and a couple of sales managers. The EPT organization is structured a little differently. We have about 25 sales reps, 5 sales managers and we have about 5 technical/clinical support individuals.

L. Best We do this in every integration, we plot out what the after the acquisition combined framework for sales and marketing should look like and then we basically have everyone interviewed for those positions and combine and integrate the sales and marketing forces with the best and brightest going forward. So there's integration in every combination, but the good news

                                                   BOSTON SCIENTIFIC CORPORATION
                                                               Host:  Larry Best
                                                    June 29, 2001/12:30 p.m. CDT
                                                                         Page 28


                           here is we think there's enough growth opportunity that we'll probably maintain more people than usual in terms of an integration.

T. Prescott                I'm going to add on just a little bit here just to
                           clarify for everybody, the Boston team as well. Until this closes, we're two separate companies and that's especially essential out in the field operations side at the customer interface. There's really nothing going on out there that any transition planning is going to be done with other folks and we're asking our team to go get off to a great first quarter start here, starting Monday, and I think they've got some opportunity to join a terrific team and to make this one-and-one is two, especially out at the customer point.

L. Best That's right. Oh, the other thing that is important to note here that we're excited about is the combination of the intellectual property. Cardiac Pathways has been in business for ten years, has planted a lot of intellectual property in the EP area. Likewise, EP technology has been around for almost the same amount of time. Likewise, they have planted a lot of EP/IP. So combined, we're well over 300 patents issued and a lot more disclosures. So it's a very rich portfolio for catheter base ablation.

Moderator                  We now go to Andrew Jay with First Union Securities.

                                                   BOSTON SCIENTIFIC CORPORATION
                                                               Host:  Larry Best
                                                    June 29, 2001/12:30 p.m. CDT
                                                                         Page 29


A. Jay I'd like to follow up on Kurt Kruger's question a little bit on the reprocessing. That is, first of all, for Larry, are you seeing less reprocessing of catheters given the regulations on device reprocessing? And also, are you aware of anyone who's attempting to file a PMA for reprocessing of the Chilli catheter?

L. Best What we're feeling in the numbers in EPT in the US is more and more accounts going to single use, which is great news for our EP business. We think it's absolutely the right direction based on the safety issues.

                           You're probably aware that the FDA has looked closely at this whole reprocessing issue, they've required reprocessors to go through normal PMA route. There has been at least one, maybe there's a number that have gone that route. And what Tom Cohen was referring to is a process at the FDA to now look at these submissions and determine whether they require clinical data or not. It's my understanding that submissions that have been made to date do not have any clinical data supporting their PMA and the question is, will the FDA require them to submit clinical data like everyone else who has achieved a PMA. So, it's a question mark, we don't know which way the FDA is going to go, but despite the

                                                   BOSTON SCIENTIFIC CORPORATION
                                                               Host:  Larry Best
                                                    June 29, 2001/12:30 p.m. CDT
                                                                         Page 30


                           FDA's effort, I think more and more labs are understanding the importance of single use.

P. Laviolett               Larry, just one additional comment. Clearly,
                           reprocessing has been a threat. It's been perhaps more commonly practiced within EP than other markets.
                           We're clearly today not aware of any reprocessor that has made a filing as it relates to Chilli. I think this is an opportunity where the combination of the companies will create additional prospects. Boston
                           Scientific has been a very strong player in trying to drive legislative change, FDA regulatory change.
                           We've been an active participant in defense of all of our businesses against the reprocessing of single use devices and we're a strong player in both the adv...process there as well as the Association of Disposable Device Manufacturers. So to the extent that we can continue to apply pressure broadly as well as specifically within EP, we're going to and we've seen significant growth in our businesses in gastroenterology and electrophysiology as a result of single use conversion. We don't know the outcome from FDA that will be expected later this summer, but we've influenced the business fairly positively so far, we expect that to continue.

                                                   BOSTON SCIENTIFIC CORPORATION
                                                               Host:  Larry Best
                                                    June 29, 2001/12:30 p.m. CDT
                                                                         Page 31


A. Jay One follow up question, if I may. Do you see applications for this technology in other businesses, the cooled ablation? Could you see using it elsewhere in the body in your interventional businesses?

P. Laviolett               That's a question that I will say that as of this
                           morning where obviously this announcement is a surprise within Boston Scientific divisions as well as in the marketplace, but as of this morning there already have been conversations between divisions about the potential application of the cooled RF technology. So we don't have any explicit plans yet, but I will tell you that our normal approach within Boston Scientific is to aggressively leverage technologies. We do have a number of other businesses that use radio frequency energy to create ablation-like results in solid tissue. So we will clearly assess this, we'll orchestrate it centrally within our corporate technology group and we will apply it wherever it has potential.

L. Best Let me add to Paul's comments. If you take a look at the ultrasound base navigation system and you look at the opportunity to leverage that technology across other divisions, other markets, I think there is ...(break in audio) ... to incorporate that technology into other divisions and treatments.

                                                   BOSTON SCIENTIFIC CORPORATION
                                                               Host:  Larry Best
                                                    June 29, 2001/12:30 p.m. CDT
                                                                         Page 32


P. Laviolett               Let me add one comment that one party who asked a
                           question brought up. It's important to note that this acquisition is driven more by the growth opportunities and not by synergies. This is really not an economic synergy story, it's really our view of a great growth opportunity by combining the two companies. Whereas some of our other combinations from time to time are driven, at least substantively, by economic synergies. This one is not driven by that.

Moderator                  The next question is from Keay Nakae from Webb Bush
                           and Morgan Securities.

K. Nakae Just following along that last question, could we expect to see a linear ablation device that utilizes the Chilli liquid cooled technology?

L. Best The answer is, I think that is quite possible, although our primary focus right now from a development standpoint is really looking at developing a solution for parenchymal atrial fib which originates primarily out of the pulmonary veins in the left atrium. So a lot of our designs are related to that. But certainly, there are second and third generation possibilities incorporating the Chilli patented technology into those catheters. And

                                                   BOSTON SCIENTIFIC CORPORATION
                                                               Host:  Larry Best
                                                    June 29, 2001/12:30 p.m. CDT
                                                                         Page 33

                           then secondarily, we would be also looking at perhaps redirecting our linear program to also incorporate the fluid cooled technology. So the answer is yes and yes.

                           Let's take two more questions and then we'll end the conference call.

Moderator                  There are no further questions.

L. Best It sounds like there's no further questions, so we'd like to thank everyone for their attention today and appreciate you calling in. Good afternoon.

Moderator                  Ladies and gentlemen, this conference will be
                           available for replay after 5:00 p.m. EDT until Friday, July 6th at midnight. You may access the replay service at any time by dialing 1-800-475-6701 and entering the access code 593662.

                           That does conclude your conference for today. Thank you for your participation. You may now disconnect.